NEWS RELEASE

OLYMPUS APPOINTS VICE PRESIDENT EXPLORATION AND VICE PRESIDENT FINANCE VIETNAM

Toronto, August 17, 2007- Olympus Pacific Minerals Inc. (TSX: OYM) - David Seton, Executive Chairman of Olympus, is pleased to announce the appointment of T. Rodney P. (“Rod”) Jones, as Vice President Exploration and Russell Graham, as Vice President Finance Vietnam. Mr. Jones’ predecessor Mr. Roger Dahn has taken on a consulting role with Olympus enabling him to spend more time in Canada. Mr. Graham’s position has been created due to Olympus’ ongoing expansion in Vietnam Rod Jones received a B.Sc. (Hons) Geology (Leicester, UK. in 1966) and is a Fellow of the Australasian Institute of Mining and Metallurgy. Rod has a wealth of experience in the base and precious metals industry spanning some 40 years. He has held key management positions as Chief Geologist, Field Geologist and Operations Manager throughout his career and previously worked closely with Olympus’ CEO, Colin Patterson, when he was Executive Manager for Technical Services at Emperor Mining. Olympus welcomes and feels fortunate to have such a capable professional join the organization in this key management role.

Russell Graham received a B.Comm. (Accounting Major) University of Otago, Dunedin, NZ in 1987. He went on to receive his chartered accountancy designation from the Institute of Chartered Accounts NZ in 1991 and completed a Post Graduate Diploma in Business in 2003 - 2005 (University of Auckland, NZ). Russell spent 1992 to 1999 in the United Kingdom gaining valuable experience in finance control, management of inter-company operating expenses and, upon leaving Schroder Investment Management Ltd. UK in 1999, he was Manager, Business Area Profitability. Russell served the last 4 years as Business Manager in Auckland NZ where he managed a $200M medical and surgical portfolio.

David Seton stated that the Board recognizes the importance of advancing Olympus’ projects through exploration and production as quickly as possible and believes that the experience, expertise and commitment of Rod and Russell will further enhance Olympus’ ability to achieve its goals.

Olympus as first mover in Vietnam is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.